Exhibit (a)(9)

SCHEDULE C – OPINION OF SCOTIA CAPITAL INC.

Scotia Capital Inc.

Scotia Plaza

40 King Street West

Box 4085, Station ‘‘A’’

Toronto, Ontario

Canada M5W 2X5

LOGO

December 21, 2005

Special Committee of the Board of Directors

The Board of Directors

Fairmont Hotels & Resorts Inc.

Canadian Pacific Tower, Ste 1600

100 Wellington Street W.

Toronto, Ontario M5K 1B7, Canada

Dear Members of the Special Committee of the Board and Members of the Board:

We understand that Icahn Partners LP and Icahn Partners Master Fund LP (collectively, the ‘‘Offerors’’ and, together with Icahn Offshore LP, CCI Offshore Corp., Icahn Onshore LP, CCI Onshore Corp. and Carl C. Icahn, ‘‘the Icahn Parties’’) have commenced an offer to purchase up to 29,648,400 of the outstanding common shares (the ‘‘Company Shares’’) of Fairmont Hotels & Resorts Inc. (the ‘‘Company’’), along with the associated rights pertaining to such Company Shares under the Company shareholder rights plan, at a price of U.S.$40.00 in cash for each Company Share (the ‘‘Offer’’), upon the terms and subject to the conditions set forth in the Offer to Purchase (the ‘‘Offer to Purchase’’) contained in the take-over bid circular (the ‘‘Circular’’) of the Offerors dated December 9, 2005, and the related Letter of Transmittal (together with the Offer to Purchase and the Circular, the ‘‘Offer Documents’’). The terms and conditions of the Offer are more fully set forth in the Offer Documents.

You have asked for our opinion as to whether the Offer is adequate, from a financial point of view, to the holders of Company Shares other than the Icahn Parties (the ‘‘Public Shareholders’’).

Scotia Capital Inc. (‘‘Scotia Capital’’) has acted as financial advisor to the Special Committee of the Board of Directors of the Company (the ‘‘Special Committee’’) and the Board of Directors in connection with the Offer and will receive a fee for its services, including a fee for the delivery of this opinion and fees that are contingent on a change of control of the Company or certain other events. Scotia Capital has a current lending position with both Fairmont and Legacy Hotels Real Estate Investment Trust (‘‘Legacy’’) and has, in the past provided and may in the future provide, traditional banking, financial advisory and investment banking services to Fairmont and/or Legacy. In the ordinary course of business, Scotia Capital, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Legacy and the Icahn Parties or their respective affiliates and, accordingly, may at any time hold a long or short position in such securities.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the Company and not publicly available, including financial forecasts and estimates prepared by management of the Company; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Offer with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of the Company Shares; (vii) reviewed the Circular; (viii) reviewed a draft of the Directors’ Circular of the Company, dated December 21, 2005, relating to the Offer; (ix) taken into consideration that the Company has been recently solicited by and has initiated contact with, a number of parties who have expressed an interest in exploring alternative transactions; and (x) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or its subsidiaries, nor have we been furnished with any such evaluation or appraisal. We have not prepared a formal valuation of the Company and have not been engaged to review any legal, tax or accounting aspects of the Offer. With respect to the financial forecasts and estimates, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company.

Senior officers of the Company have represented to us in a certificate dated as of the date hereof, among other things, that (i) the information and data (the ‘‘Information’’) provided to us by or on behalf of the Company in respect of the Company and its subsidiaries or affiliates in connection with the Offer was, at the date such Information was prepared, and is complete, true and correct in all material respects, and no additional material, data or information would be required to make the Information not misleading in light of the circumstances under which such Information was prepared and that (ii) since the dates on which the Information was provided to us, expect as disclosed to us, there have been no changes in material facts or new material facts.

Our opinion is necessarily based on financial, monetary, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it. We do not assume any obligation to update, revise or reaffirm this opinion and we expressly disclaim any such obligation. Additionally, we do not express any opinion as to the prices at which Company Shares will trade at any time.

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Offer is inadequate, from a financial point of view, to the Public Shareholders.

Our opinion is for the use and benefit of the Special Committee and the Board of Directors of the Company and does not constitute a recommendation as to whether or not any holder of Company Shares should tender such Company Shares in connection with the Offer.

Very truly yours,

(Signed) SCOTIA CAPITAL INC.